Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of our common stock is not complete and may not contain all the information you should consider before investing in our common stock. This description is a summary of certain provisions contained in, and is qualified in its entirety by reference to, the amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), and the amended and restated bylaws (the “Bylaws”) of New Era Energy & Digital, Inc., a Nevada corporation (the “Company”).

Authorized Capital Stock

Under the Company’s Articles of Incorporation, our authorized capital stock consists of 245 million shares of common stock, par value $0.0001 per share (“common stock”), and 5 million shares of preferred stock, par value $0.0001 per share (“preferred stock”).

Common Stock

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock are entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors of the Company (the “Board”).

Voting Rights. Each holder of common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. The Articles of Incorporation do not provide for cumulative voting in the election of directors.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in all assets available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights. All of our outstanding shares of common stock are fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under the Articles of Incorporation and subject to the limitations prescribed by law, the Board may issue preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, the voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.

When and if the Company issues any shares of preferred stock, the Board will establish the number of shares and designation of such series and the voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular series of preferred stock.

Tradeable Warrants

There are 5,980,736 warrants to purchase shares of our common stock outstanding, comprised of public warrants (the “Public Tradeable Warrants”) and private placement warrants (the “Private Tradeable Warrants”). The Tradeable Warrants were originally issued in the initial public offering of Roth CH Acquisition V Co., and became warrants of the Company following the Company’s business combination (the “Business Combination”) with New Era Helium Corp., a Nevada corporation, pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated as of January 3, 2024 (as amended on June 5, 2024, August 8, 2024, September 11, 2024, and September 30, 2024, the “BCA”), by and among New Era Helium Corp., Roth CH Acquisition V Co., Roth CH V Holdings, Inc., and Roth CH V Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Roth CH Acquisition V Co. Except with respect to certain registration rights and transfer restrictions, the Public Tradeable Warrants and the Private Tradeable Warrants are identical. Each whole Tradeable Warrant entitles the registered holder to purchase one share of our common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, at any time commencing thirty (30) days after December 6, 2024. Pursuant to the Warrant Agreement, dated November 30, 2021, by and between Roth CH Acquisition V Co. and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), a Tradeable Warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole Tradeable Warrant may be exercised at any given time by a Tradeable Warrant holder. However, no Tradeable Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the Tradeable Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Tradeable Warrants is not effective within 120 days from December 6, 2024, the Tradeable Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Tradeable Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). In such event, each holder would pay the exercise price by surrendering the whole Tradeable Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the Tradeable Warrants by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the shares of common stock for the ten (10) trading days ending on the trading day prior to the date of exercise. The warrants will expire five years from December 6, 2024 at 5:00 p.m., New York City time.

We may call the outstanding Tradeable Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time after the Tradeable Warrants become exercisable;
●

upon not less than thirty (30) days prior written notice of redemption to each warrant holder, if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period;

●	commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to Tradeable Warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such Tradeable Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Tradeable Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such Tradeable Warrant.

If we call the Tradeable Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Tradeable Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the Tradeable Warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported closing price of the shares of common stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of the Tradeable Warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our common shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The Tradeable Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement for the Tradeable Warrants provides that the terms of the Tradeable Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Tradeable Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the Tradeable Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Tradeable Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The Tradeable Warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their Tradeable Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Tradeable Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Tradeable Warrants will be exercisable for cash and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such Tradeable Warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the Tradeable Warrants until the expiration of the Tradeable Warrants. If the prospectus relating to the shares of common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Tradeable Warrants reside, we will not be required to net cash settle or cash settle the Tradeable Warrant exercise, the Tradeable Warrants may have no value, the market for the Tradeable Warrants may be limited and the Tradeable Warrants may expire worthless.

Tradeable Warrant holders may elect to be subject to a restriction on the exercise of their Tradeable Warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the Tradeable Warrants. If, upon exercise of the Tradeable Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the Tradeable Warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Investor Warrants

Pursuant to a securities purchase agreement, dated December 6, 2024, by and between us and ATW AI Infrastructure II LLC (the “Investor”) (together with the Form of First Tranche Warrant and Form of Second Tranche Warrant issued on December 6, 2024, the “Warrant Purchase Agreement”), we issued and sold to the Investor warrants to purchase shares of our common stock, comprised of two tranches (the “First Tranche Warrant” and “Second Tranche Warrant” and together, the “Investor Warrants”). The Warrant Purchase Agreement was amended by that certain Amended and Restated Consent and Waiver, dated January 16, 2026, by and between us and the Investor (the “Waiver”), pursuant to which, among other things, the Investor agreed to partially waive the anti-dilution provisions of the First Tranche Warrant and Second Tranche Warrant such that the exercise prices of the First Tranche Warrant and Second Tranche Warrant were each adjusted down solely to $2.00. The Investor also waived certain provisions of the Warrant Purchase Agreement relating to restrictions on Variable Rate Transactions (as defined in the Warrant Purchase Agreement), additional issuances of equity securities, redemption or payment of cash dividends, and stock splits. The parties agreed to certain administrative updates to the Warrant Purchase Agreement including cashless exercise after 75 days from the effective date of the Waiver (solely to the extent a resale registration statement is not effective), registration rights obligations, the provision of a transfer agent instruction letter, and a forced exercise provision granting the Company the right to force exercise of the Investor Warrants assuming certain conditions are met. The Investor Warrants may be exercised on any day on or after December 6, 2024, in whole or in part at $2.00 per share, subject to certain adjustments as provided in the applicable Warrant.

The number of shares of common stock issuable upon exercise of the First Tranche Warrant is equal to the quotient of (i) the product of (x) $10 million minus any amounts previously paid to exercise the Investor Warrants and (y) multiplied by 110%, and (ii) divided by the exercise price then in effect. Currently, the number of shares of common stock issuable upon exercise of the First Tranche Warrant is equal to 5,500,000, assuming an exercise price of $2.00. The number of shares of common stock issuable upon exercise of the Second Tranche Warrant, assuming an exercise price of $2.00, is equal to 10,700,000.

The First Tranche Warrant and Second Tranche Warrant will expire on the twenty (20)-month anniversary and the five (5) year anniversary, respectively, of the effective date of the registration statement registering the resale of the shares of common stock underlying the Investor Warrants. Subject to (i) certain exceptions outlined in the Investor Warrants, including, but not limited to, equity issuances in connection with its equity incentive plan and certain strategic acquisitions, and (ii) certain limited waivers outlined in the Waiver, if the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells, enters into an agreement to sell, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any shares of common stock or any other securities that are at any time convertible into, or exercisable or exchangeable for, or otherwise entitle the holder thereof to acquire, common stock, or any warrant, option, subscription or purchase right with respect to any such convertible, exchangeable or other security, at an effective price per share less than the exercise price of the Investor Warrants then in effect, the exercise price of the Investor Warrants will be reduced to equal the effective price per share in such dilutive issuance. Further, the exercise price of the Investor Warrants is subject to the Warrant Floor Price (as defined in the Warrant Purchase Agreement). On each Warrant Floor Price Reset Date (as defined in the Warrant Purchase Agreement), the Warrant Floor Price will be reduced to 20% of the average VWAP during the five (5) trading days immediately prior to such Warrant Floor Price Reset Date. Additionally, we may reduce the Warrant Floor Price to any amount set forth in a written notice to the Investor, provided that any such reduction will be irrevocable and will not be subject to increase thereafter.

Further, subject to certain exceptions described in the Waiver, until the later of the date on which (i) no Investor Warrants are outstanding and (ii) the Company is eligible to register the offer and sale of its securities on Form S-3, the Company and its subsidiaries are prohibited from effecting or entering into an agreement to effect any Subsequent Placement (as defined in the Warrant Purchase Agreement) involving a Variable Rate Transaction. A “Variable Rate Transaction” means a transaction in which the Company or any subsidiary (a) issues or sells any Convertible Securities (as defined in the Warrant Purchase Agreement) either (x) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of common stock at any time after the initial issuance of such Convertible Securities, or (y) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the common stock, other than pursuant to a customary “weighted average” anti-dilution provision or (b) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights); provided, however, that effective as of such time as the remaining unexercised and outstanding Investor Warrants shall have an aggregate exercise price of less than $4 million, the foregoing restrictions on Variable Rate Transactions shall be waived by the Investor.

Pursuant to the terms of the Warrant Purchase Agreement, the Company is required to cause the stockholders to approve (i) the issuance of all of the shares of common stock underlying the Investor Warrants in compliance with the rules and regulations of the Nasdaq and (ii) an amendment to the articles of incorporation to increase the number of authorized shares of capital stock of the Company to 250,000,000. On January 2, 2025, a majority of the stockholders of the Company approved such resolutions.

The Investor will not have the right to exercise any portion of the Investor Warrants to the extent that, after giving effect to such exercise, the Investor (together with certain related parties) would beneficially own in excess of the Ownership Limitation (as defined in the Warrant Purchase Agreement) of shares of our common stock outstanding immediately after giving effect to such conversion. The Ownership Limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of the holder, except that any increase will only be effective upon 61 days’ prior written notice to us.

Anti-Takeover Effects of Provisions of the Articles of Incorporation, Bylaws and Nevada Law

We are a Nevada corporation and are governed by the Nevada Revised Statutes (“NRS”). The Articles of Incorporation, Bylaws and NRS contain provisions that could have an effect of delaying, deferring or preventing a change in control of the Company.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Combinations with Interested Stockholders. Nevada’s “combinations with interested stockholders” statutes, NRS 78.411 through 78.444, inclusive, prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60 percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation. The definition of “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. Our Articles of Incorporation do not include such an election to opt-out of these provisions.

Acquisition of Controlling Interests. Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 through 78.3793, inclusive, contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.

Number of Directors; Filling Vacancies; Removal. The Articles of Incorporation and Bylaws provide that the Company’s business and affairs will be managed by or under the direction of the Board. The Articles of Incorporation and Bylaws provide that the Board will consist of not less than one member, with the exact number of directors to be fixed exclusively by the Board. In addition, our Bylaws provide that any Board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the Board, or by the sole remaining director, unless the Board determines by resolution that such vacancies or newly created directorships shall be filled by stockholders. The Articles of Incorporation provide that any director, or the entire Board, may be removed from office at any time only for cause by the affirmative vote of the holders of more than 60 percent of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. These provisions may prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Special Meetings. Our Bylaws provide that special meetings of the stockholders may only be called by the Board, certain officers of the Company or holders of shares entitled to cast not less than 33.4 percent of votes at the special meeting.

Amendments to the Bylaws. The Articles of Incorporation provide that the Board has the power to adopt, amend or repeal the Bylaws. The Bylaws provide that stockholders shall also have power to adopt, amend or repeal the Bylaws ; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by the Articles of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Under the Bylaws, stockholders of record are able to nominate persons for election to the Board or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to the Company secretary. Proper notice must be received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, prior to the 10th day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice and the class and number of shares owned by such stockholder, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting. Nothing in the Bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on the Nasdaq under the ticker symbol “NUAI.” Our Public Tradeable Warrants are listed on the Nasdaq under the ticker symbol “NUAIW.”